Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

											Nine Months		Nine Months
	Year Ended December 31,										Ended		Ended
	2005		2006		2007		2008		2009		September 30, 2009		September 30, 2010
Earnings:
Income before Provision for Income Taxes	$197,018		$224,218		$223,024		$224,867		$332,833		$241,584		$27,014
Add: Fixed Charges	245,431		264,211		308,871		330,088		311,474		232,332		230,850
	$442,449		$488,429		$531,895		$554,955		$644,307		$473,916		$257,864

Fixed Charges:
Interest Expense, Net	$183,584		$194,958		$228,593		$236,635		$227,790		$170,165		$168,464
Interest Portion of Rent Expense	61,847		69,253		80,278		93,453		83,684		62,167		62,386
	$245,431		$264,211		$308,871		$330,088		$311,474		$232,332		$230,850
Ratio of Earnings to Fixed Charges	1.8	x	1.8	x	1.7	x	1.7	x	2.1	x	2.0	x	1.1	x